

April 29, 2013

Via E-Mail
Steve Birkhold
Chief Executive Officer
bebe stores, inc
400 Valley Drive
Brisbane, California 94005

> **Re: bebe stores, inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 13, 2012**
> **For 10-Q for the Quarterly Period Ended December 29, 2012**
> **Filed February 7, 2013**
> **File No. 000-24395**

Dear Mr. Birkhold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

1. We note in your response to our prior comment 1 that you exclude occupancy costs from internal margin as on-line sales have limited occupancy costs as compared to store sales. This variation in gross margin, and any other significant variation, in the cost structure between on-line sales and store sales should be discussed in your analysis of gross margin. In future filings, please provide a more robust discussion of on-line sales and

their impact on gross margin for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are likely to continue. Please provide us with draft disclosure of your planned changes. Refer to SEC Release 33-8350 for guidance.

Form 10-Q for the Quarterly Period Ended December 29, 2012

Fair Value Measurements

Non-Financial Assets, page 9

2. We note your response to our prior comment 3. Your response did not fully address our comment, thus the comment will be partially reissued. In addition to the draft disclosure provided, please confirm in future filings you will provide the number of assets groups and total net book value of asset groups you have determined are at-risk (e.g., the remaining X stores that were at-risk, but not impaired, had a net book value of $Y). Please provide us with draft disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining